Sun International

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES 2001 SECOND QUARTER EARNINGS

PARADISE ISLAND, The Bahamas, August 1, 2001 – Sun International Hotels Limited (NYSE: SIH) reported net income for the quarter, before pre-opening expenses and certain real estate sales on Paradise Island of $21.0 million, compared to recurring earnings of $19.2 million in the same period last year. Earnings per share for the period, excluding pre-opening expenses and certain real estate sales on Paradise Island, were $0.75 compared to recurring earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.53 for the same period last year.

Including the non-recurring items referred to above, the Company generated earnings in the quarter of $21.8 million, compared to net income of $70.5 million for the same period last year.

The increase in recurring earnings for the quarter was due mainly to higher EBITDA contributions from Atlantis and from the expanded Ocean Club.

Paradise Island

The Company’s flagship Paradise Island operations generated EBITDA of $42.5 million, a 17% increase over the $36.4 million that was achieved during the same period last year. The property’s resort operations performed very well during the quarter. Atlantis recorded an average occupancy level of 89% compared to 92% in the same period last year and grew its average room rate for the quarter by 8% to $261 compared with the same period last year.

The Ocean Club also performed well in the quarter and has begun to establish itself as one of the premier luxury resort hotels in the Caribbean. Despite almost doubling the size of the resort to 106 rooms, the property achieved an average occupancy of 75%, compared to 79% last year, while the average room rate increased by 25% to $632.

Connecticut

The Mohegan Sun Casino recorded growth of 9% in gross operating revenues over the same period last year, as gross revenues for the quarter were $218.9 million compared to $201.5 million in the same period last year. The gross win per slot machine per day for the quarter was $466, versus $497 for the same period last year. The decrease in slot win per unit is attributed to the opening of the Hall of the Lost Tribes smoke-free slot room in April 2001, which added over 630 new slot machines (approximately 20%) to the floor count at the property. The casino’s slot revenues grew by 10% versus the same period last year, while the Connecticut slot market increased by 6%. Trading Cove Associates, an entity owned 50% by the Company, receives payments of 5% of gross revenues of the Mohegan Sun. The Company’s share of Trading Cove Associate’s net income from Mohegan Sun was $6.2 million for the quarter compared to $5.5 million in the prior year.

The development program of the $960 million expansion to the property is running slightly ahead of expectations. The expansion includes 115,000 additional square feet of gaming space, a 10,000-seat events center, additional retail and restaurant facilities, a 1,200-room luxury hotel and a 100,000-square foot convention center. It is anticipated that the new casino will now open in late September 2001 with the hotel and convention center opening in April 2002. The payments due to Trading Cove Associates will be based on gross revenues of the expanded Mohegan Sun complex.

Other Resort Operations

The Company manages six luxury resort hotels in the Indian Ocean and the Middle East. During the quarter, these properties performed well despite some weakness in their European source markets and revenue per available room was similar to the same quarter last year. The Company earned management fees of $1.6 million from these other resort operations in the quarter, which was marginally below the comparable quarter last year due to currency depreciation.

Internet Gaming

As previously announced, the Company has been developing a test site for an Internet gaming venture. The development was completed at the end of the quarter and the site went live early in July 2001, in a test mode. The site has been designed to exclude play from countries where Internet gaming is unlawful, including the United States. The Company is now operating the site in a test mode and will monitor the progress of the site with the intention of launching the site as a fully-fledged operation later this year. During the period, the costs related to the test site were expensed as pre-opening expenses.

Inquiries should be directed to John Allison, Executive Vice President - Chief Financial Officer of Sun International Hotels Limited at 242.363.6016

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

(Condensed Consolidated Statements of Operations and Summary Segment Data are attached)

                                            Sun International Hotels Limited
                                      Condensed Consolidated Statements of Operations
                                      (In Thousands of Dollars Except Per Share Data)
                                                        (Unaudited)

                                                         For the Three Months              For the Six Months
                                                            Ended June 30,                   Ended June 30,
                                                     ----------------------------     -----------------------------

                                                         2001           2000              2001           2000
                                                     -------------  -------------     -------------  --------------

 Revenues:
      Casino and resort revenues                        $ 136,153      $ 198,391         $ 287,946       $ 399,263
      Less: promotional allowances                         (5,663)       (13,667)          (14,464)        (28,745)
                                                     -------------  -------------     -------------  --------------
                                                          130,490        184,724           273,482         370,518
      Tour operations                                      10,085          7,305            20,711          15,926
      Management and other fees                             8,207          8,921            18,323          16,670
      Real estate related                                   2,893         96,091             7,757          96,091
      Other                                                   993            729             1,764           1,458
                                                     -------------  -------------     -------------  --------------
                                                          152,668        297,770           322,037         500,663
                                                     -------------  -------------     -------------  --------------

 Expenses:
      Casino and resort expenses                           68,643        116,256           140,579         228,414
      Tour operations                                       8,643          6,478            18,041          14,447
      Selling, general and administrative                  20,901         25,650            42,628          51,055
      Real estate related                                   1,045         25,894             2,311          25,894
      Corporate expenses                                    6,221          6,398            12,213          12,192
      Depreciation and amortization                        12,611         14,923            24,116          29,278
      Write-off of Desert Inn costs                             -         11,202                 -          11,202
      Transactions costs                                        -          7,014                 -           7,014
      Pre-opening expenses                                  1,098            659             4,355             690
                                                     -------------  -------------     -------------  --------------
                                                          119,162        214,474           244,243         380,186
                                                     -------------  -------------     -------------  --------------

 Operating income                                          33,506         83,296            77,794         120,477

 Other income and expenses:
      Interest income                                       1,521          1,131             4,270           1,972
      Interest expense, net of capitalization             (12,626)       (11,844)          (26,836)        (23,320)
      Equity in earnings (loss) of associated companies       981           (131)            2,804           1,014
      Other, net                                              (60)             -               (60)              -
                                                     -------------  -------------     -------------  --------------

 Income before income taxes                                23,322         72,452            57,972         100,143

 Provision for income taxes                                (1,527)        (1,979)           (2,954)         (2,333)
                                                     -------------  -------------     -------------  --------------

 Net income                                              $ 21,795       $ 70,473          $ 55,018        $ 97,810
                                                     =============  =============     =============  ==============

 Diluted earnings per share                                $ 0.78         $ 2.14            $ 1.99          $ 2.96

 Weighted average number of shares outstanding (1)         27,931         32,978            27,685          33,010

 (1)  Includes the effect of outstanding stock options.

                                              Sun International Hotels Limited
                                                    Summary Segment Data
                                                       (In Millions)
                                                        (Unaudited)

                                                    For the Three Months               For the Six Months
                                                        Ended June 30,                   Ended June 30,
                                               -------------------------------     ---------------------------

                                                    2001            2000              2001           2000
                                               ---------------  --------------     ------------   ------------
Paradise Island Operations
      Gross revenues (1)                           $ 136.1         $ 123.7          $ 287.9        $ 262.6
       Casino                                         31.4            30.8             73.8           74.6
       Hotel (2)                                     104.7            92.9            214.1          188.0

      EBITDA (3)                                   $  42.5         $  36.4          $  93.3        $  84.2

      Atlantis
       Occupancy rate                                  89%             92%              90%            88%
       Average room rate                           $   261         $   241          $   273        $   263

Resorts Casino Hotel
      Gross revenues                               $    -          $  74.7          $    -         $ 136.7
       Casino                                           -             62.0               -           113.5
       Hotel                                            -             12.7               -            23.2

      EBITDA                                       $    -          $   7.9          $    -         $   9.2

(1)    The three month period presented for 2001 and 2000 excludes revenues from Ocean Club Estates lot sales of $2.9 million and $96.1 million, respectively. The six month period presented for 2001 and 2000 excludes revenues from Ocean Club Estates lot sales of $7.8 million and $96.1 million, respectively.
(2)    Excludes results of the Company's wholly owned tour operator.
(3)    The three month period presented for 2001 and 2000 excludes a gain from Ocean Club Estates lot sales of
       $1.8 million and $70.2 million , respectively, and excludes pre-opening expenses of $-0- and $0.7 million, respectively. The six month period of 2001 and 2000 excludes a gain from Ocean Club Estates lot sales of $5.4 million and $70.2 million, respectively, and excludes pre-opening expenses of $1.6 million and $0.7 million, respectively.